September 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Digital Corporation (the “Company”)
Registration Statement on Form S-1 (File No. No. 333-282044)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 8:00 a.m., Eastern Time, on September 23, 2024, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff.

Please call Steven Siesser of Lowenstein Sandler LLP at (212) 204-8688 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

APPLIED DIGITAL CORPORATION

By:	/s/ David Rench
Name:	David Rench
Title:	Chief Financial Officer